EXHIBIT 99.1

Stantec intends to acquire Barton Willmore, deepening planning and design expertise in the United Kingdom

EDMONTON, Alberta and NEW YORK, March 09, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable engineering and design, today announced its intention to acquire Barton Willmore, the United Kingdom’s leading planning and design consulting firm. The transaction is expected to close in early April 2022. Barton Willmore supports many of the largest and most transformational projects in the region’s residential, logistics, retail, infrastructure, energy, higher education, and urban regeneration sectors, providing services to both public and private sector clients. The financial terms of the transaction were not disclosed.

Founded in 1936, Barton Willmore is the largest independent, inter-disciplinary consultancy in the UK, with over 300 town planners, master planners, urban and landscape designers, architects, and environmental planners employed across the country. Headquartered in Reading, Barton Willmore has offices in Birmingham, Bristol, Cambridge, Cardiff, Edinburgh, Glasgow, Kings Hill, Leeds, London, Manchester, Newcastle, and Southampton.

“Barton Willmore and Stantec share a passion and commitment to delivering sustainable, dynamic projects that improve communities,” said Cath Schefer, Stantec’s Chief Operator Officer, Global. “It’s incredibly exciting to welcome Barton Willmore to our growing global team as we look to strengthen our project delivery expertise across several sectors. Barton Willmore’s master planning and urban design capabilities greatly enhance our ability to drive innovative solutions for clients across the globe.”

  Delivering advanced infrastructure applications, area masterplans, and urban and landscape design, Barton Willmore is lead consultant in the realization of Linmere New Community in Bedfordshire. Working for a development consortium, the scheme will deliver over 5,000 new homes, a primary school, a local center, a park and public open space, and significant employment within a new regional distribution center.

  Enhancing visitor facilities and maximizing opportunities on their wider land holdings, Barton Willmore planners and designers are working closely with Bristol Zoo, a historic zoological park in an environmentally sensitive area. This work includes planning and design services for an exciting residential development on underused land close to the park and located within the highly sought-after Clifton area.

  Navigating a complex urban regeneration scheme for Birkenhead Town Centre. The project will deliver a new commercial quarter and residential neighborhood, as well as a new hotel and home for Birkenhead’s Market, while supporting heritage assets, active travel, and community connections.

  Guiding proposals for over 15 years that will see the delivery of 10,800 new homes within a healthy new community at Barking Riverside – a key greater London brownfield site. As lead consultant, Barton Willmore has worked closely with the public-private partnership client and wider Barking community to secure key transport infrastructure, healthy living principles, social infrastructure, and an attractive new environment for future residents and the wider Barking community.

“Both Stantec and Barton Willmore are passionate about drawing on our shared expertise to deliver sustainable and lasting projects that improve communities around the world. By combining our respective technical and creative capabilities, plus our extensive collective strategic understanding, we believe we can deliver a real step-change to the UK market,” said Iain Painting, Senior Partner, Barton Willmore.

“Stantec’s cultural values also mirror our own, and through comprehensive inter-disciplinary working, we are looking forward to delivering a unique, integrated, and highly attractive workplace for planners and designers, alongside their broad existing teams,” said Mark Sitch, fellow Senior Partner at Barton Willmore. “We look forward to seeing how these integrated teams can transform project solutions for our clients across the UK and beyond.”

Today's announcement marks the most recent in a series of regional acquisition investments by Stantec in the UK market over the past several years, including Peter Brett Associates and ESI Consulting. Upon close, the Barton
Willmore acquisition will bring Stantec’s regional presence to more than 2,500 team members distributed across the UK.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

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